Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series Q – Fixed Rate September 27, 2022	Registration No. 333-260663

PACCAR Financial Corp.

Medium-Term Notes, Series Q - Fixed Rate

CUSIP # 69371RS23

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ MUFG Securities Americas Inc.

☐ BofA Securities, Inc.

☒ BNP Paribas Securities Corp.

☐ J.P. Morgan Securities LLC

☐ Mizuho Securities USA LLC

☒ RBC Capital Markets, LLC

☐ SMBC Nikko Securities America, Inc.

☐ TD Securities (USA) LLC

☐ U.S. Bancorp Investments, Inc.

☐ Wells Fargo Securities, LLC

☒ Other:

ING Financial Markets LLC

Rabo Securities USA, Inc.

SG Americas Securities, LLC

acting as  ☒  principal  ☐  agent

at:	☐ varying prices related to prevailing market prices at the time of resale

☒  a fixed initial public offering price of 99.926% of the Principal Amount.

Principal Amount: $300,000,000	Original Issue Date: October 3, 2022 (T+4)

Agent’s Discount or Commission: 0.200%	Final Maturity Date: October 3, 2025

Net Proceeds to Company: $299,178,000	Interest Payment Dates: Semi-annually on each April 3 and October 3, commencing April 3, 2023 Record Dates: March 20 and September 19 preceding the applicable Interest Payment Date

Treasury Benchmark: 3.500% due September 15, 2025

Treasury Yield: 4.397%

Reoffer Spread: T+58 bps

Reoffer Yield: 4.977%

Interest Rate: 4.950% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction:     % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.
☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check  ☐

Issue Price: ____%

Form:  ☒ Book-Entry    ☐    Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
MUFG Securities Americas Inc.	Bookrunner	$63,000,000
BNP Paribas Securities Corp.	Bookrunner	$63,000,000
ING Financial Markets LLC	Bookrunner	$63,000,000
RBC Capital Markets, LLC	Bookrunner	$63,000,000
Rabo Securities USA, Inc.	Co-Manager	$24,000,000
SG Americas Securities, LLC	Co-Manager	$24,000,000

Total		$300,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, MUFG Securities Americas Inc., BNP Paribas Securities Corp., ING Financial Markets LLC, and RBC Capital Markets, LLC, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting MUFG Securities Americas Inc., toll-free at 1-877-649-6848, BNP Paribas Securities Corp., toll-free at 1-800-854-5674, ING Financial Markets LLC, toll-free at 1-877-446-4930, or RBC Capital Markets, LLC, toll-free at 1-866-375-6829.